Neighborhood Intelligence, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah  84123

October 5, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Scott Anderegg
Donald Field
Division of Corporation Finance
Office of Trade & Services

Re:	Neighborhood Intelligence, Inc.
Request for Withdrawal of Registration Statement on Form S-4
CIK No. 0001130713
File No. 333-298399

To the addressees set forth above:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Neighborhood Intelligence, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-298399), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2026, be withdrawn, effective as of the date hereof. The Company hereby notifies the Commission that it is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Benjamin J. Cohen of Latham & Watkins LLP, counsel to the Company, at (212) 906-1623 or at benjamin.cohen@lw.com, if you have any questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Marcus Lemonis
Marcus Lemonis
Chief Executive Officer